UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           FORM 12b-25

                  NOTIFICATION OF LATE FILING
(Check one): [ X ]Form 10-K [   ]Form 20-F [   ]Form 11-K   [    ]Form 10-Q
             [   ]Form N-SAR

          For Period Ended: March 31, 1998

          [   ] Transition Report on Form 10-K
          [   ] Transition Report on Form 20-F
          [   ] Transition Report on Form 11-K
          [ x ] Transition Report on Form 10-Q
          [   ] Transition Report on Form N-SAR
          For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




PART I - REGISTRANT INFORMATION

         European American Resources, Inc

Full Name of Registrant

        Merlin Mining Company

Former Name if Applicable

        1212 Court St.  Suite C-2

Address of Principal Executive Office (Street and Number)

        Clearwater FL.   33756

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed (Check box if applicable)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form
          N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.


More time is required than originally anticipated to gather information from third parties regarding investments and deferred exploration and development costs. The company does not expect activity during the current quarter to differ from previous periods reported.

                                  (Attach Extra Sheets if Needed)
                                                  SEC 1344 (6/94)
PART IV - OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification

    Martin Sportschuetz       813                 298- 0636

      (Name)               (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
     Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                          [x] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [ ] Yes [x] No
      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                        European American Resources, Inc.
              (Name of Registrant as Specified In Charter)

      has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:            May 15, 1998               By:       Martin Sportschuetz


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                ATTENTION



                          GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange
   Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished.
   The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.
   Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either
   Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this chapter).